Exhibit 21.1

List of Principal Subsidiaries of the Registrant

Principal Subsidiaries	Place of Incorporation
Eastern Industrial Development Ltd.	British Virgin Islands
Eastern Group Limited	Hong Kong
Hangzhou TC-Link Logistic Supply Chain Management Co., Ltd.	China
Suzhou TC-Link Logistics Co., Ltd.	China
Yancheng TC-Link Logistics Co., Ltd.	China
Yunnan Dongyuan Dadi International Logistics Co., Ltd.	China
Chongqing Dayuan Logistics Co., Ltd.	China
Wuxi TC-Link Logistics Co., Ltd.	China